

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 20, 2022

Dominic Bardos
Chief Financial Officer
Holley Inc.
1801 Russellville Road
Bowling Green, KY 42101

> **Re: Holley Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 15, 2022**
> **File No. 001-39599**

Dear Mr. Bardos:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

General

1. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions. For example, discuss whether you have or expect to:
    *   suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment or inventory shortages;
    *   experience labor shortages that impact your business;
    *   experience cybersecurity attacks in your supply chain;
    *   experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., raw materials, such as nickel, palladium, platinum sourced from Russia, Belarus, Ukraine, or Western China);
    *   experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
    *   be unable to supply products at competitive prices or at all due to sanctions or the

ongoing invasion; or
- be exposed to supply chain risk in light of Russia's invasion of Ukraine, the effectiveness of the UFLPA and/or related geopolitical tension or have sought to "de-globalize" your supply chain.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business

Risk Factors, page 10

2.   Please update your risks characterized as potential, if recent supply chain disruptions have impacted your operations. For example, we note your risk factor on page 11 that your supply chain may be impacted due to the COVID 19 pandemic.

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 34

3.   Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

4.   We note that you have experienced supply chain disruptions. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Note 2 Acquisitions, page 68

5.   We note that at the end of Note 2 you include a table which provides the unaudited consolidated pro forma results for the years ended December 31, 2020 and 2021 is as Baer, Brothers, AEM, Drake, Simpson, and Detroit Speed had been acquired as of January 1, 2020. There is also a second table that presents the supplemental pro forma results for the years ended December 31, 2019 and 2020 as if Range, Drake, Simpson and Detroit Speed had been acquired as of January 1, 2019. Please note that ASC 805-10-50-2(h)(3) requires that the revenue and earnings of the combined entity are presented as though the business combination(s) that **occurred during the current year** had occurred as of the beginning of the comparable prior annual reporting period. It also indicates that such disclosures would not be revised if the period is presented for comparative purposes with the next year's financial statements. In light of the fact that you have included acquisitions from both 2020 and 2021 in the current year's disclosure, please revise to ensure that only the acquisitions from the current year (i.e. the year ended December 31, 2021) are included in the pro form revenue and earnings. Both tables should be similarly revised.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Claire Erlanger, Senior Staff Accountant, at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing